UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2025

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

The Company may include forward-looking statements (including as defined in the U.S. Private Securities Litigation Reform Act of 1995) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel; delays, suspensions or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and the Middle East; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; tariffs and other trade barriers; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s most recent Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	WPP unveils WPP Open Pro dated 23 October 2025, prepared by WPP plc.

FOR IMMEDIATE RELEASE	23 October 2025

WPP PLC ("WPP" or "the Company")

WPP unveils WPP Open Pro: empowering brands to plan, create and publish campaigns directly through its AI marketing platform

WPP Open Pro unlocks new growth opportunities for WPP across the global advertising market by democratising access to the company's advanced AI marketing capabilities and enabling brands to connect to its tools and services independently

WPP today launches WPP Open Pro, a groundbreaking new edition of its AI marketing platform, WPP Open, designed to empower brands of all sizes to plan, create and publish campaigns independently. WPP Open Pro will expand WPP's reach across the global advertising market while also offering an efficient route for existing clients to leverage WPP's platform and tools.

WPP Open Pro represents a significant shift in the industry, with WPP being the first of its peers to provide a range of integrated, AI-powered delivery models. The new platform enables WPP to service the evolving needs of its current client base and grasp the opportunity to increase its addressable market of brands that may not have previously had the resources to benefit from its expertise.

Unveiled by WPP CEO Cindy Rose, WPP Open Pro is the new edition of WPP Open - the company's AI platform for marketing - which helps brands to plan campaigns, create large volumes of on-brand content and quickly deploy assets at scale independently.

"The rapid acceleration of technology is fundamentally reshaping our industry and WPP is embracing the opportunity to lead that change," said Cindy Rose, CEO of WPP. "Our talented teams will always be at the heart of what we do, providing world-class strategic and creative partnership to the world's most complex brands with WPP Open at the core. Now, we're adding WPP Open Pro to our offer, a powerful new edition that puts our AI advantage directly into the hands of a much wider array of brands and businesses. This is about transforming how marketing is delivered, expanding our total addressable market, and giving more brands the tools they need to lead in the AI era."

Built on WPP Open - which will continue to be at the centre of WPP's managed service offering that combines talented global teams with integrated technology - WPP Open Pro packages three powerful, connected functional areas into a simple interface that allows marketing teams, from established enterprises and WPP clients to emerging businesses, to:

●           Plan with AI-powered strategy: users can access WPP's foundational data and insights to develop campaign strategies, better understand audiences and evaluate competitive landscapes quickly. This is powered by AI agents which draw on WPP's deep proprietary, partner and industry data.

●           Create content at scale: marketers can generate on-brand, channel-specific ads and content in seconds, automating production while maintaining brand integrity and driving performance.

●           Publish campaigns: WPP Media clients can seamlessly integrate with, and hand off to, WPP's Open Media Studio for enhanced media execution. Alternatively, the platform allows brands to publish content directly to major ad platforms.

Integrated differentiation in a crowded market

WPP Open Pro stands apart from competitors by offering a comprehensive, integrated solution for campaign implementation, connecting strategy, content creation and performance optimisation with enterprise-grade consistency.

Bringing together some of the most powerful and specialised capabilities of WPP Open, the new platform is an ideal solution for distinct business units or regional teams within a global brand, giving them the freedom to adapt campaigns and personalise content while ensuring global brand compliance. Crucially, it is also designed to help cater to the unserved segment of the worldwide advertising market.

It is equally valuable for a performance-based marketer in a fast-moving sector like ecommerce or finance, who needs to rapidly create, test and optimise high volumes of ads to drive measurable outcomes. Furthermore, WPP Open Pro also provides smaller businesses, startups and growing brands with direct access to professional-grade tools and WPP's intelligence, allowing them to generate quality content and publish campaigns, thereby expanding their potential for market growth.

"While some companies hide their AI behind service teams or focus on just one part of the journey, WPP Open Pro is an integrated solution for campaign implementation, built to deliver outcomes, not just assets," said Stephan Pretorius, Chief Technology Officer at WPP. "This makes it ideal for clients and brands seeking consistency and compliance at scale, performance marketing teams focused on optimising outcomes, and, crucially, provides smaller, agile marketing teams and emerging brands with direct access to WPP's professional capabilities and intelligence. It is simple, intuitive and transformative, giving marketers control, speed and scale with enterprise-grade quality."

Further information:

WPP Communications
press@wpp.com

About WPP

WPP is the creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 23 October 2025.	By: ______________________
Balbir Kelly-Bisla
Company Secretary